Exhibit 1.01

Conflict Minerals Report

This Conflict Minerals Report (this “Report”) for Array Technologies, Inc. (the “Company,” “Array,” “we” or “us”) covers the period from January 1, 2023 to December 31, 2023 (the “Reporting Period”) and is presented in accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“the Rule”).

As used herein and consistent with the Rule, “Conflict Minerals” or “3TG” are columbite- tantalite (coltan), cassiterite, gold, wolframite, and three specified derivatives: tantalum, tin, and tungsten. 3TG that are necessary to the functionality or production of our products are referred to herein as “Necessary 3TG.” Our products that contain Necessary 3TG are referred to herein as “In-scope Products.” The terms “adjoining country” and “armed group,” as used in this Report, have the meanings contained in the Rule.

Executive Summary

Typically, we are many levels removed from the market participants that source 3TG used in the components of our products and our supply chain is constantly evolving and geographically diverse. As a result, we were unable to determine the origin of all of the Necessary 3TG contained in our In-scope Products. However, we have no knowledge that even the small amounts of Necessary 3TG in our In-scope Products originated in the Democratic Republic of the Congo, or any adjoining countries (collectively, the “Covered Countries”). Due to the complexity and depth of our supply chain, and as described more fully below, we rely on our suppliers to provide information on the origin of the 3TG contained in our products.

This Report discusses the steps we have taken to ensure that our and our suppliers’ sourcing practices are consistent with our commitment to high moral and ethical standards and our Conflict Minerals Policy (the “Policy”), which is described below.

Applicability of the Conflict Minerals Rule to Our Company

Array is one of the world’s largest manufacturers of ground-mounting tracking systems used in utility and distributed generation solar energy projects worldwide. Our principal products are a portfolio of integrated solar tracking systems comprised of software and hardware, including steel tubing, steel supports, drivelines, center structures, electric motors, motor control assemblies, bearing assemblies, gearboxes and electronic controllers commonly referred to as a single-axis “tracker.” Trackers move solar panels throughout the day to maintain an optimal orientation to the sun, which significantly increases their energy production. For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year that ended December 31, 2023. The information contained in our Form 10-K is not incorporated by reference into this Report or our Form SD and should not be considered part of this Report or our Form SD.

We are subject to the Rule because we are a public company with securities registered pursuant to Section 12(g) of the Exchange Act. We are required to file a Form SD because we manufacture and contract to manufacture certain products that contain Necessary 3TG.

Our Conflict Minerals Policy

Array seeks to avoid using 3TG minerals which directly or indirectly finance or benefit armed groups in the Covered Countries. In furtherance of this commitment, and in compliance with the Rule, Array adopted the Policy to outline our ethical practices and our efforts to ensure that the 3TG minerals used in our products are sourced from responsible supply chains. The Policy can be found at https://arraytechinc.com/our-story/policies/. Information contained on our website is not incorporated by reference into this report or the Form SD.

The Policy states that we expect suppliers who supply or manufacture components, parts or products for Array to:

•	familiarize themselves with the Rule and the Policy, implement policies and systems that are consistent with the Rule and the Policy and require their direct and indirect suppliers to do the same;

•

implement procedures to trace 3TG at least to the smelter or refiner level (working with their direct and indirect suppliers as applicable) and provide Array with proper verification of the country of origin and source of the materials used in the products, materials or components supplied to Array;

•	respond to Array’s survey requests and other in a timely manner and with full disclosure following the specific instructions provided;

•

at Array’s request, provide Array with written certifications and other information concerning the origin of 3TG included in products, materials and components supplied to Array, and require their direct and indirect suppliers to do the same; and

•

where reasonably possible, source 3TG from smelters and refiners (collectively, “SORs”) validated as conflict free (see https://www.responsiblemineralsinitiative.org/responsible-minerals-assurance-process/) and require their direct and indirect suppliers to do the same.

Reasonable Country of Origin Inquiry

As required by the Rule, for 2023, we conducted a “reasonable country of origin inquiry” (“RCOI”). Our RCOI was reasonably designed to determine in good faith whether any of the 3TG in our In-scope Products originated in a Covered Country or from recycled or scrap sources. For our RCOI, we utilized the management systems contemplated by Step One of the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “Guidance”), including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold, and the supplier engagement process contemplated by Step Two of the Guidance. These steps and the related activities are discussed below under “Due Diligence Measures.”

Our product scoping process included an internal review to determine which of our product categories contain, are likely to contain, or may contain any of the 3TG, and which active suppliers manufactured those products for our Company (“Covered Suppliers”).

To collect information for our RCOI, we sent the Conflict Minerals Reporting Template (the “CMRT”) developed by the Responsible Minerals Initiative (the “RMI”) to ten Covered Suppliers identified in our internal review. We also provided these Covered Suppliers with a cover email and materials explaining the requirements of the Rule and our expectations for compliance with the Rule and our Policy. Upon request, we also provided our Covered Suppliers with training materials on the Rule and our Policy. Our review of the Covered Suppliers’ responses is discussed under “Due Diligence Measures.”

We received completed CMRTs from 90% of our Covered Suppliers.

Due Diligence Measures

We believe that we designed our due diligence measures relating to 3TG to conform with, in all material respects, the criteria set forth in the Guidance.

Selected Elements of Design Framework and Due Diligence Program

The Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of our program are discussed below. The headings below conform to the headings used in the OECD Guidance for each of the five steps.

1.	Step One: Establish strong company management systems

a.

We maintain the Policy. As noted above, our Policy sets forth the expectation that our suppliers source materials in a responsible, ethical manner. The Policy is available on our website at https://arraytechinc.com/our-story/policies/. Information contained on our website is not incorporated by reference into this report or the Form SD.

a.

We have a Compliance Team consisting of a representative from our legal, engineering and integrated supply chain departments that meets periodically to review the activities each department has taken in furtherance of the Policy.

b.	We use the CMRT developed by the RMI to gather supply chain information.

c.	We maintain business records relating to our 3TG due diligence, including responses to the CMRT, findings and resulting decisions, for 5 years.

d.	Our standard supplier and licensee agreements contain provisions that explain the Company’s expectations and our suppliers’ obligations under the Rule. The Policy is also attached to these agreements.

e.

Associates, suppliers and other interested third parties can report potential misconduct, including violations of the Policy, through internal and external channels. Reports may be made anonymously (except as prohibited by law) online or via the telephone and are kept confidential to the extent possible.

2.	Step Two: Identify and assess risk in the supply chain

a.

Covered Suppliers were asked to provide us with information, through the completion of the CMRT, concerning the usage and source of 3TG in the products that they manufacture for us. For 2023, we sent emails to each of our ten Covered Suppliers explaining our obligations under the Rule and the Policy and requesting that they complete the CMRT. We followed up by email with all Covered Suppliers that did not respond within a specified timeframe.

b.

We reviewed the Covered Suppliers’ completed CMRTs and followed up on any response that appeared to be inaccurate or incomplete. In each case, we requested a revised or more detailed response and continued to follow up as appropriate.

c.

We and our outside counsel separately reviewed the smelter and refiner information provided by the Covered Suppliers against the CMRT’s Smelter Look-up tab list. Smelter and refiner information was also reviewed against the lists of “conformant” and “active” smelters and refiners published by the RMI.

d.

To the extent that a smelter or refiner identified by a Covered Supplier was not listed as “active” or “conformant” by the RMI, we followed up with the Covered Supplier regarding whether the smelter or refiner was in our supply chain. Based on the information received from the Covered Suppliers, it is inconclusive whether any of the identified smelters and refiners not listed as “active” or “conformant” processed Necessary 3TG contained in our In-scope Products. For 2023, 63% of the smelters and refiners identified by our Covered Suppliers as a potential source of Necessary 3TG were listed as “conformant.”

3.	Step Three: Design and implement a strategy to respond to identified risks

a.	Our Associate General Counsel reported the findings of our Conflict Minerals supply chain risk assessment to our Chief Legal Officer.

b.	We address identified risks on a case-by-case basis. This flexible approach enables us to tailor the response to the risks identified.

4.	Step Four: Carry out independent third-party audits of supply chain due diligence at identified points in the supply chain

b.	We utilize information made available by the RMI concerning independent third-party audits of smelters and refiners to assess the compliance practices of identified smelters and refiners.

2.	Step Five: Report on supply chain due diligence

a.	We file a Form SD and a Conflict Minerals Report with the Securities and Exchange Commission and make these filings available on our website.

Product Information

Our motors, motor control assemblies, and electronic controllers are the only products in which we determined 3TG is necessary.

Our Covered Suppliers identified a total of 347 SORs that potentially sourced 3TG for our In-Scope Products. As of May 1, 2024, 220 of these SORs, or approximately 63%, were listed as “conformant” and 4, or approximately 1%, were listed as “active” by the RMI. Additional information concerning the identified SORs is provided below.

Metal	Number of SORs	Conformant SORs	Active SORs
Gold	177	90	2
Tantalum	36	34	0
Tin	83	64	2
Tungsten	51	32	0
Total	347	220	4

The Covered Suppliers provided information at a “company” level and not a “product” level. As a result, we were unable to determine the SORs specific to the Necessary 3TG in our In-scope Products or the related country of origin.

Additional Risk Mitigation Efforts

In order to mitigate further the risk that the Necessary 3TG contained in our In-scope Products benefit armed groups, for 2024, we plan to:

1.	Continue with the due diligence processes explained above and review to improve them as necessary;

2.

Communicate to new potentially in-scope suppliers our sourcing expectations, including through the dissemination of the Policy to them. In addition, as new in-scope suppliers are added, work with these suppliers to ensure that they understand the requirements of the Rule and the Guidance;

3.	Provide training to selected Array supply chain personnel; and

4.	Monitor selected industry initiatives to identify SORs in the supply chain.